Mail Stop 3561

      July 15, 2005


Mr. Patrick Soon-Hock Lim
Chairman and Chief Executive Officer
Secured Digital Applications, Inc.
11, Jalan 51A/223
46100 Petaling Jaya
Selangor, Malaysia

	RE:	Secured Digital Applications, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed April 15, 2005

		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 000-25658

Dear Mr. Lim:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

1. Revise your Statement of Operations to segregate revenues and costs of revenues of your products and services.

Note 2: Significant Accounting Policies, page F-12

Revenue Recognition, page F-15

2. Tell us what you mean by "revenue represents the net invoiced value of goods sold". Additionally, please provide details of your specific revenue recognition policy for your significant products and services. Details should be provided to the extent that policy differs among segments, major product lines, etc. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. It should be clear that your policies comply with SAB 104 and other authoritative literature.

Note 3: Acquisition and Disposal of Subsidiaries, page F-19

3. It appears that you acquired your majority equity interest in AEC,
ALG, ASS/TW and ATG for a total of $268,046 in consideration. However, you state that you have paid a total of only $263,158 to AMH as of December 31, 2004 for these subsidiaries, as well as your equity investments in ATP and AEG. Tell us the amount of the final consideration paid for your subsidiaries, whether any amounts were owed to AMH at December 31, 2004 and how they were recorded.

4. We further note that you have decided not to proceed with your asset purchase agreement with AMH and sold your equity interest in these subsidiaries for $143,417. Tell us how you determined your gain on disposal of $131,115 and whether any goodwill was recognized in the acquisition of any of these subsidiaries.

Note 13: Shareholders` Equity, page F-29

5. Addressing the relevant accounting literature, tell us your basis for recording the $6.5 million as part of permanent equity. Tell us how you concluded that instead of recording an expense for the warrants issued to amend the SPA, it was appropriate to record a discount on the $6.5 million convertible stock. Tell us how you determined that classification of the $6.5 million as a current asset in the Balance Sheet is appropriate.


Form 8-K Filed September 30, 2004

6. Please amend your Form 8-K filed on September 30, 2004 to provide financial statements for your acquisition of Gallant.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright, Staff Accountant, at (202) 551-3373 or
Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry M. Spirgel
								Assistant Director
??

??

??

??

Patrick Soon-Hock Lim
Secured Digital Applications, Inc.
July 15, 2005
Page 1